UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

17 July 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

17 July 2014

Completion of Bond Offering

€600million, 7 Year maturity, Coupon 1.75%

CRH Finance Germany GmbH, a subsidiary of CRH plc, yesterday successfully completed the funding of a 7 year Bond issue, which was launched in the market on 9th July. The coupon payable is 1.75% - the lowest ever achieved by CRH.

Bank of China Limited (London Branch), Danske Bank A/S, ING Bank N.V., Société Générale and The Royal Bank of Scotland plc acted as Joint Lead Managers for this bond issue.

CRH's long-term senior debt is rated BBB+ by Standard and Poor's and Baa2 by Moody's.

CRH, a FTSE 100 and Fortune 500 company, is a diversified international building materials group headquartered in Ireland.  CRH manufactures and distributes a diverse range of products servicing the breadth of construction needs.  From the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal, CRH products are used for both new build and repair & maintenance construction needs in the residential, non-residential and infrastructure sectors.  Worldwide, CRH employs approximately 75,000 people at over 3,400 locations in 35 countries, and in 2013 generated Sales of c€18 billion.

Contact Details
Rossa McCann
Head of Group Financial Operations
+353 (0)1 4041000

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com   WEBSITE www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 17 July 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director